Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                                         Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                                                 E-mail:  grhlaw@hotmail.com

October 24, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Amendment No. 7 to Form S-1
Filed September 27, 2012
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated October 23, 2012, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1.
We note your response to comment 5 from our letter dated May 16, 2012.  Although we note your revision on page 5, please add a specific  risk factor that addresses the inconsistent statements  between the Investor Updates and legend provided under Item 501 of Regulation S-K.

Response:  The requested risk factor has been added at page 10.

2.
We note your revised disclosure on page 13 that you expect potential product sales in the next 18 to 24 months of more than $10,000,000 and that management expects reasonably 50% of these potential product sales to produce revenue.  We note two potential orders from third world countries account for much of the $10,000,000 in the pipeline but these orders have been delayed due to budgetary issues.  Based on the importance of these orders to your business, please provide more detail on the budgetary issues causing the delay including whether you are taking any actions to expedite the closing of these orders (and disclosing these actions), and disclose any other factors that would help investors understand your ability to close on these orders.

Response:  Additional disclosure has been added as a final paragraph on page 13 in response to Comment 2.

3.
We also note your statement in the second paragraph on page 14 that there will be sales sufficient to cover the 12 months of cash operating expenses.  In light of the 18 to 24 months necessary for the two orders noted above, please advise whether this statement requires further revision.

Response:  We have revised the referenced statements made on page 14.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company